

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 18, 2018

<u>Via E-mail</u>
Jamere Jackson
Chief Financial Officer
Nielsen Holdings plc
85 Broad Street
New York, New York 10004

> **Re:** **Nielsen Holdings plc**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 08, 2018**
> **File No. 1-35042**

Dear Mr. Jackson:

We refer you to our comment letter dated March 26, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director
Division of Corporation Finance

S. Scott Anderson
Vice President, Assistant Global Controller
Nielsen Holdings plc